UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 27, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 26TH, 2025

DATE, TIME AND PLACE: November 26th, 2025, at 10.30 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gigliola Bonino, Herculano Aníbal Alves and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Alessandra Michelini and Mr. Gesner José de Oliveira Filho.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: To resolve on the Company’s Strategic Projects.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

Approved the Management’s proposal for the execution of the Share Purchase Agreement (“Agreement”), aiming at the acquisition of one hundred percent (100%) of the share capital of V8 Consulting S.A. (“V8.Tech”), for the amount of BRL 140,000,000.00 (one hundred and forty million reais), to be paid at the closing of the Transaction. This amount may be increased by additional payments (earn-outs) up to the limit of BRL 140,000,000.00 (one hundred and forty million reais), subject to the achievement of certain conditions, within a six-year period (“Transaction”).

Founded in 2014, V8.Tech is a technology company specialized in the integration of digital solutions and managed services, with strong expertise in digital transformation, cloud computing (multicloud, private and hybrid) and artificial intelligence.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 26th, 2025

The closing of the Transaction is subject to the approval of the Brazilian Antitrust Authority – CADE, as well as to the verification of other customary conditions applicable to transactions of this nature.

Finally, the Board Members authorized the Company’s Officers and/or attorneys-in-fact to negotiate, execute terms, agreements, contracts and any other necessary documents, as well as to perform any and all acts related to the closing of the Transaction, in accordance with the support material presented at the meeting, which shall remain filed at the Company’s head office.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 26th, 2025.

FABIANE RESCHKE

Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 27, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer